82-34639




03029553

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net


SEC MAIL
RECEIVED
AUG 2 5 2003
WASH. D.C.
187

SEC#~~82-5258~~

18 August 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 9/27


AGENiX



COMPANY ANNOUNCEMENT

Agenix Secures $20 Million Loan Facility from Commonwealth Bank

Thursday 14 August 2003

Agenix Limited today announced that it has secured a $20 Million bank bill facility from the Commonwealth Bank to underpin its growth objectives.

"The strength of our balance sheet and underlying cash flows has enabled us to exploit our debt raising capacity," said Agenix Chief Financial Officer, Neil Leggett. "Whilst we had $9.5 million in cash at 30 June 2003,the establishment of the Commonwealth Bank facility enables the company to more accurately assess its capacity to fund growth opportunities as they arise."

Agenix Managing Director, Don Home said: "This facility enables us to respond quickly to opportunities such as bolt-on acquisitions that will both improve Agenix's cash flow and expand our product range. The facility also provides us with the ability to fund expected strong growth in our core businesses, particularly in animal health diagnostics."

"We are confident that we will be able to fund the development of ThromboView® through to the point of commercialisation without the need to raise any additional capital. The Commonwealth Bank has provided an excellent service in structuring a facility offer which enables us to pursue other growth opportunities as well."

For more information contact:

Mr Don Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia, and is part of the Standard & Poor's/ASX 300 index. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead

candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.